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                                                                                                        Exhibit 99(d)

                                              Mississippi Power and Light Company
                                 Computation of Ratios of Earnings to Fixed Charges and
                               Ratios of Earnings to Fixed Charges and Preferred Dividends

                                                                           Twelve Months Ended
                                                            -----------------------------------------------
                                                                               December 31,                 March 31,
                                                              1989     1990       1991      1992     1993      1994
                                                            ---------------------------------------------------------
                                                                      (In Thousands, Except for Ratios)
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Fixed charges, as defined:
  Interest on long-term debt                                $60,995   $59,675    $59,440   $56,646   $48,029   $46,144
  Interest on long-term debt - other                          4,325     4,300      4,188     4,063     4,070     4,071
  Interest on notes payable                                   1,031     1,512        953        36         7       270
  Other interest charges                                      1,591     1,494      1,444     1,636     1,795     2,087
  Amortization of expense and premium on debt-net(cr)         1,548     1,737      1,617     1,685     1,458     1,593
  Interest applicable to rentals                                533       596        574       521     1,264     1,213

Total fixed charges, as defined                              70,023    69,314     68,216    64,587    56,623    55,378

Preferred dividends, as defined (a)                           2,584    17,584     14,962    12,823    12,990    13,648

Fixed charges and preferred dividends, as defined           $72,607   $86,898    $83,178   $77,410   $69,613   $69,026

Earnings as defined:

  Net Income                                                $12,419   $60,830    $63,088   $65,036  $101,743   $65,210
  Add:
    Provision for income taxes:
      Federal and State                                         370     4,027     (1,001)    4,463    54,418    51,297
    Deferred Federal and State - net                         (8,636)   35,721     32,491    20,430       539   (15,721)
    Investment tax credit adjustment - net                   (1,523)   (1,835)    (1,634)   (1,746)    1,036     1,043
    Fixed charges as above                                   70,023    69,314     68,216    64,587    56,623    55,378

Total earnings, as defined                                  $72,653  $168,057   $161,160  $152,770  $214,359  $157,207

Ratio of earnings to fixed charges, as defined                 1.04      2.42       2.36      2.37      3.79      2.84

Ratio of earnings to fixed charges and
 preferred dividends, as defined                               1.00      1.93       1.94      1.97      3.08      2.28


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1989 include the impact of the write-off of $60 million of deferred Grand Gulf 1 - related costs pursuant to an agreement between MP&L and the MPSC.

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